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                                 April 12, 2005

Delaware Management Company,
a series of Delaware Management Business Trust
2005 Market Street
Philadelphia, PA 19103

        Re: Advisory Fee Waiver Agreement/Equity-Income Fund, a series of Lincoln Variable Insurance Products Trust

Ladies and Gentlemen:

        This letter agreement (the "Agreement") confirms the advisory fee waiver between the Equity-Income Fund (the "Fund"), a series of Lincoln Variable Insurance Products Trust (the "Trust"), and Delaware Management Company, a series of Delaware Management Business Trust (the "Adviser") with respect to the portfolio management of the Equity-Income Fund.

    1. Advisory Expense Waiver. The Adviser has agreed to waive a portion of the advisory fee payable to the Adviser under the Investment Management Agreement, dated April 30, 2003 ("Investment Management Agreement"), between the Fund and the Adviser, as set forth in the attached Schedule A.

    2. Term and Termination. This Agreement shall become effective on May 1, 2005 and shall continue for one year. The Agreement shall renew automatically for one-year terms unless the Trust or the Adviser provides written notice of the termination of the Agreement within 30 days of the end of the then current term. In addition, this Agreement will terminate automatically in the event of the termination of the Investment Management Agreement or the termination of or amendment to the fee schedule in the Sub-Advisory Agreement, dated as of April 30, 2003, between the Adviser and Fidelity Management & Research Company.

    3. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, provided that nothing in this Agreement shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended.

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        Please indicate your approval of this Agreement by signing and returning a copy of this letter to the Fund.

                                  Very truly yours,

                                  EQUITY-INCOME FUND, a series of Lincoln
                                  Variable Insurance Products Trust

                                  By:    /s/ Rise C.M. Taylor
                                         ---------------------------------------
                                  Name:  Rise C.M. Taylor
                                  Title: Vice President

Agreed to:

DELAWARE MANAGEMENT COMPANY, a
series of Delaware Management Business Trust

By: /s/ Jude T. Driscoll
Name: Jude T. Driscoll
Title: President and Chief Investment Officer

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                                   Schedule A

Avg. Daily Net Assets of the Fund                    Waiver Amount*
---------------------------------                    --------------
       First $250,000,000                            0 basis points

       Next $500,000,000                             5 basis points

       Over $750,000,000                            10 basis points

* These amounts are stated on an annual basis.